Exhibit 3.2

Amendments to Article III of the
Spartan Stores, Inc. Amended and Restated Bylaws

ARTICLE III

DIRECTORS

          Section 1. Number of Directors. The Board of Directors shall consist of such number of directors as may be determined from time to time by a majority of the Board of Directors then in office. Directors need not be shareholders. ~~The directors, other than those who may be elected by the holders of any class or series of stock having a preference over common stock as to dividends or upon liquidation, shall be divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year~~. At each annual meeting of the shareholders, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the next annual meeting of shareholders and until such directors' successors shall have been elected and qualified. ~~held in the third year following the year of their election~~. If shareholders of any class or series of shares have the exclusive right to elect one or more directors, those directors may be elected only by the vote of those shareholders.